N E W S R E L E A S E

May 22, 2014

Nevsun Announces Results of 2014 AGM

Nevsun Resources Ltd. (TSX:NSU) (NYSE MKT:NSU) (the “Company” or “Nevsun”) is pleased to announce the results of voting at its annual and special meeting of shareholders which was held on May 22, 2014, in Vancouver, British Columbia (the “Meeting”).  A total of 72.77% of outstanding shares were voted at the Meeting which showed a high participation of shareholders and evidenced strong support for the election of its nominees as directors, for Nevsun’s approach to executive compensation and for continuation of its shareholder rights plan.

Election of Directors

The six nominees for director listed in Nevsun’s management proxy circular were elected as set out in the following table:

Director	Votes For
R. Stuart Angus	129,236,744	96.31%
Ian R. Ashby	133,945,393	99.82%
Clifford T. Davis	133,959,685	99.83%
Robert J. Gayton	124,251,161	92.60%
Gary E. German	124,575,258	92.84%
Gerard E. Munera	130,684,877	97.39%

Say on Pay Advisory Vote

Nevsun’s approach to executive compensation (say on pay) was accepted by a 97.78% majority of the votes cast at the Meeting and shows its shareholders are confident in Nevsun’s approach to executive compensation.  The primary objective of the Company’s compensation program, including the executive compensation program, is to attract and retain qualified employees that fit in with the Nevsun corporate culture in order to achieve its corporate objectives and increase shareholder value and to promote greater alignment of interests between its executive officers and shareholders.

Shareholder Rights Plan

The shareholder rights plan of the Company (the “Rights Plan”) was approved, ratified and confirmed by a 69.53% majority of the votes cast.  The purpose of the Rights Plan is to encourage the fair treatment of shareholders in connection with any take-over bid for the Company, assuring adequate time to shareholders and the board of directors of the Company to assess a take-over bid and consider any alternatives to promote fairness and maximize shareholder value.

Appointment of Auditors

KPMG LLP was appointed as auditors of the Company and the directors of the Company were authorized to fix the remuneration of the auditors by a 96.81% majority of the votes cast.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine commenced commercial copper concentrate production in December 2013 and ranks as one of the highest grade open pit copper mines in the world. Nevsun has a strong balance sheet and future cash flows to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com